Filed Pursuant to Rule 433

Registration No. 333-173271

July 11, 2012

PRICING TERM SHEET

4.750% Senior Notes due 2022

Issuer:	Primerica, Inc.

Security:	4.750% Senior Notes due 2022

Size:	$375,000,000

Maturity Date:	July 15, 2022

Coupon:	4.750%

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2013

Price to Public:	99.843%

Benchmark Treasury:	1.750% due May 15, 2022

Benchmark Treasury Yield:	1.520%

Spread to Benchmark Treasury:	+ 325 bp

Yield:	4.770%

Net Proceeds to Primerica, Inc. (before expenses):	$371,973,750

Make-Whole Call:	T+ 50 bp

Expected Settlement Date:	July 16, 2012 (T+3)

CUSIP / ISIN:	74164MAA6 / US74164MAA62

Anticipated Ratings:	Moody’s: Baa2 (stable) S&P: A- (stable) A.M. Best: a- (stable)

Joint Book-Running Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Co-Managers:	Keefe, Bruyette & Woods, Inc. SunTrust Robinson Humphrey, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; Citigroup Global Markets Inc. toll free at 1-877-858-5407; or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.